EXHIBIT 99.1

July 24, 2019

NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR

DISSEMINATION IN THE UNITED STATES.

AVINO ANNOUNCES BOUGHT DEAL OFFERING OF CDN$6.0 MILLION

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American/GV6:FSE) (“Avino” or the “Company”) announces it has entered into an engagement letter dated July 24, 2019 with Cantor Fitzgerald Canada Corporation, as sole bookrunner and sole underwriter (the “Underwriter”), to purchase, on a bought deal basis, 4,706,000 common shares of the Company (the "Common Shares") at the price of CDN$0.85 per Common Share (the "CS Issue Price") for aggregate gross proceeds of approximately $4.0 million, and an additional 2,020,400 flow-through common shares (the “FT Shares”) at the price of CDN$0.99 per FT Share (the “FT Issue Price”) for additional gross proceeds of approximately $2.0 million (the "Offering"). The Common Shares and FT Shares are collectively referred to as (the “Offered Securities”). The Offering will only be made in Canada, and such other jurisdictions where the Offered Securities may be lawfully sold.

In addition, the Company has granted to the Underwriter an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the Underwriter, to purchase up to an additional 705,900 Common Shares at the CS Issue Price, and up to an additional 303,060 FT Shares at the FT Issue Price, for a period of up to 30 days after the closing of the Offering (the “Closing Date”) for additional aggregate proceeds to the Company of approximately $900,000. In the event the Over-Allotment Option is exercised in full, the aggregate gross proceeds to the Company will be approximately $6.9 million.

The Company has agreed to pay the Underwriter a cash commission equal to 7.0% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, and issue to the Underwriter and/or members of its selling group, compensation share purchase warrants (the “Compensation Warrants”) to purchase up to 6.0% of the total number of Offered Securities sold, including any additional securities sold pursuant to the exercise of the Over-Allotment Option, at an exercise price equal to the CS Issue Price for a period of up to 12 months from the Closing Date.

Closing of the Offering is expected to occur on or before July 30, 2019, subject to obtaining customary TSX and NYSE American approvals.

The Company intends to allocate the net proceeds of the sale of the Common Shares to advance the exploration and development of the Company’s Avino Mine and in particular exploration of the Hanging Wall area, and for working capital and general corporate purposes. The Company also intends to use the gross proceeds raised from the sale of FT Shares to incur qualifying Canadian exploration expenses and flow-through mining expenditures on its Bralorne Mine Property in British Columbia, which will be renounced to the purchasers of the FT Shares for the 2019 taxation year.

Each FT Share will qualify as a “flow-through share” as defined in subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”) and as “flow-through mining expenditures” as defined in subsection 127(9) of the Tax Act.

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July 24, 2019 – Avino Silver & Gold Mines Ltd. – News Release

Avino Announces Bought Deal Offering of CDN$6.0 Million

The Offering will be made by way of a prospectus supplement dated July [25], 2019 (the “Prospectus Supplement”) to the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated December 21, 2018. The Prospectus Supplement (together with the Base Shelf Prospectus, being the “Offering Documents”) will be filed with the securities commissions in all of the provinces of Canada, except Quebec. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the Underwriting Agreement and the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or for informational purposes only, the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the Prospectus Supplement will be available upon request by contacting Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email ecmcanada@cantor.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

____________________________________

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release, and statements regarding the expected closing date and use of proceeds of the Offering. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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